To the Board of Trustees of
The Huntington VA Equity Income Fund
     and the
Securities and Exchange Commission:


We have examined management's assertion about The Huntington VA Equity Income Fund's (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2000 and for the period from May 31, 2000 (the date of our last examination) through December 31, 2000, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2000 and for the period from May 31, 2000 (the date of our last examination) through December 31, 2000, with respect to securities transactions:

         1. Confirmation of all securities held as of December 31, 2000 by institution in book entry form by the Federal Reserve Bank, Bank of New York and Depository Trust Corporation;

         2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of December 31, 2000 via examination of the underlying trade ticket or broker confirmation;

         3. Reconciliation of all such securities to the books and records of the Fund and the Huntington Trust Company, N.A.;

         4. Confirmation of all repurchase agreements as of December 31, 2000 with brokers/banks and agreement of underlying collateral with the Huntington Trust Company, N.A. records;

         5. Agreement of 20 selected security purchases/sales since our last examination date from the books and records of the Fund to broker confirmations during the period from May 31, 2000 through December 31, 2000.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
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                                       2


In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2000 and for the period from May 31, 2000 through December 31, 2000 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



KPMG LLP



Columbus, Ohio
February 2, 2001
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February 2, 2001



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of The Huntington VA Income Equity Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2000 and for the period from May 31, 2000 (date of the last examination) through December 31, 2000, with respect to securities reflected in the investment accounts of the Fund.


Sincerely,




John Leven
Treasurer and Chief Financial Officer